Morgan Stanley Dean Witter Universal Funds, Inc.
June 30, 1999
(Unaudited)

Supplemental Proxy Information

On April 23, 1999, a special meeting of the shareholders of the Money Market Portfolio (the "Portfolio) of the Morgan
Stanley Dean Witter Universal Funds, Inc. was held for the purpose of voting on the matter of approving Morgan Stanley
Dean Witter Advisors Inc. as the sub-advisor to the Portfolio.

Of the 76,126,000 shares voted, 100% voted in the affirmative to this proposal.